SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                    FORM 11-K

        |X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1997

        |_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

        Commission file number 000-16079

        A.     Air Methods Corporation 401(k) and Retirement Savings Plan

        B.     Air Methods Corporation
               7301 South Peoria
               Englewood, Colorado 80112
               (303) 792-7400

                             AIR METHODS CORPORATION
                       401(k) AND RETIREMENT SAVINGS PLAN


                             ACCOUNTANTS' REPORT AND
                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1997 AND 1996

                             AIR METHODS CORPORATION
                              401(k) AND RETIREMENT
                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1997 AND 1996


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN




                                TABLE OF CONTENTS

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT ...........................................  1

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANT BENEFITS -
    December 31, 1997 and 1996..........................................  2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANT
   BENEFITS - Years Ended December 31, 1997 and 1996....................  3

NOTES TO FINANCIAL STATEMENTS...........................................  4





SUPPLEMENTAL SCHEDULES

    1    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
            December 31, 1997........................................... 10

    2    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS -
            Year Ended December 31, 1997................................ 11

[PEAT MARWICK LLP LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT



THE BOARD OF DIRECTORS
AIR METHODS CORPORATION:


We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                    /S/KPMG PEAT MARWICK LLP


Denver, Colorado
June 2, 1998

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANT BENEFITS

DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------

                                                       1997          1996
                                                       ----          ----

Assets:
   Investments, at fair value (note 3):
     Pooled funds                                 $ 5,891,618     4,643,875
     Air Methods Corporation common stock               3,940          -
     Loans to participants                            333,984       228,899
                                                    ---------     ---------
                                                    6,229,542     4,872,774
   Receivables:
     Loan payments                                     11,188         6,311
                                                    ---------     ---------

         Net assets available for participant     $ 6,240,730     4,879,085
             benefits                               =========     =========


See accompanying notes to financial statements.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANT BENEFITS

YEARS ENDED DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------

                                                         1997         1996
                                                         ----         ----

Contributions:
   Employer                                           $ 180,011      154,432
   Participants                                         772,898      585,815
                                                      ---------    ---------
                                                        952,909      740,247

Investment income:
   Net realized and unrealized appreciation of
     investments (note 3)                               863,733      481,436
   Interest                                              27,323       32,014
                                                      ---------    ---------
      Net investment income                             891,056      513,450
                                                      ---------    ---------
      Total additions                                 1,843,965    1,253,697

Deductions from net assets attributed to:
   Distributions to participants                       (482,259)    (116,330)
   Administrative expenses                                  (61)        (784)
                                                      ---------    ---------

      Total deductions                                 (482,320)    (117,114)
                                                      ---------    ---------

      Net increase in net assets available
         for participant benefits                     1,361,645    1,136,583

Net assets available for participant benefits:
   Beginning of year                                  4,879,085    3,742,502
                                                      ---------    ---------
   End of year                                      $ 6,240,730    4,879,085
                                                      =========    =========

See accompanying notes to financial statements.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997 AND 1996

-------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF FINANCIAL STATEMENT PRESENTATION

        The Air Methods Corporation 401(k) and Retirement Savings Plan (the
        Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

        The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

    (b) INVESTMENTS

        The Plan's investments are managed by Great-West Life & Annuity Insurance Company, the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer, which was added as an investment option on February 1, 1997, is stated at fair value based upon the quoted market price. Short Term and Guaranteed Certificate Funds are stated at cost which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Gains and losses on sales of investments are computed using the average cost method.

    (c) LOANS TO PARTICIPANTS

        Loans to plan participants are recorded at cost less principal balances repaid. The loans bear interest at the prime rate plus 2% and have maximum terms of five years, except for loans for principal residences, which may have a term of up to fifteen years. The interest rates on loans outstanding range from 8% to 11% at December 31, 1997.

(2) PLAN DESCRIPTION

    The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

-------------------------------------------------------------------------------

(2) PLAN DESCRIPTION (CONTINUED)

    (a) GENERAL

        The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code. The Employer contracts with the trustee and custodian for the investing, safekeeping and accounting for the Plan's assets and valuation of the individual participant's accounts.

        Employees who have completed six months of service and are over the age of 18 are eligible to participate in the Plan.

        Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. Each participant is assessed an annual administrative fee, which varies based upon the number of participants and rates negotiated by the Employer.

    (b) CONTRIBUTIONS

        Employer contributions were made to the Plan at a rate of 1% of the participant's gross salary plus 20% of the participant's contribution, limited to the first 6% of the participant's gross salary through January 1997. Effective February 1, 1997, the employer match percentage was increased to 50% of the first 5% of the employee's salary contributed, and the 1% employer contribution per employee was discontinued.

        Participants are allowed to contribute up to 15% of their total biweekly compensation and the contributions are invested at the direction of the participant in a variety of investment options, as described in note 3. Maximum contributions by participants are limited as a result of the provisions of the Tax Reform Act of 1986 ($9,500 in 1997 and 1996). Included in participants' contributions are rollovers from other qualified plans of $114,446 and $26,359 in 1997 and 1996, respectively.

    (c) DISTRIBUTIONS

        Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship or termination of employment. Distributions are either in a lump sum cash payment or through a ten-year certain life annuity.

        Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued and are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 1997 or 1996.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

-------------------------------------------------------------------------------

    (d) VESTING

        Participant contributions and the earnings thereon are fully vested at all times. Prior to 1997, company contributions and the earnings thereon were fully vested at all times. Effective February 1, 1997, vesting of Company contributions and the earnings thereon is based on years of continuous services, as follows:

                                                   Nonforfeitable
                  Years of                            vested
                   service                           percentage
                   -------                           ----------

                      1                                33.33%
                      2                                66.67%
                      3                               100.00%

        Forfeitures are used to reduce future employer contributions; there were no forfeitures in 1997.

(3) INVESTMENTS

    The Plan's various investments consist of pooled funds managed by the trustee and are described as follows:

      AGGRESSIVE GROWTH FUNDS - mutual funds consisting primarily of common stocks.

      GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

      GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

      BOND FUNDS - mutual funds consisting of government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. government or its agencies.

      INTERNATIONAL FUNDS - mutual funds consisting primarily of common stocks from around the world.

      SHORT TERM FUND - mutual fund consisting of short term money market securities.

      GUARANTEED CERTIFICATE FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

      EMPLOYER STOCK  - common stock of Air Methods Corporation.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

-------------------------------------------------------------------------------

    The Plan's investments were as follows at December 31:

                                                      Fair value
                                                ---------------------
                                                1997             1996
                                                ----             ----

          Aggressive Growth Funds          $ 2,392,321 *     1,972,459 *
          Growth Funds                       1,299,598 *       997,992 *
          Growth & Income Funds              1,015,526 *       710,531 *
          Bond Funds                           404,835 *       363,993 *
          International Funds                  227,524         203,401
          Short Term Fund                      299,936         145,241
          Guaranteed Certificate Fund          251,878         250,258 *
          Air Methods Corporation Stock          3,940            -
                                             ---------         -------
                                           $ 5,895,558       4,643,875
                                             =========         =======

          * Represents investments that are 5% or more of the Plan's net assets.

    Net appreciation (depreciation) in fair value for the years ended December 31, including realized gains and losses, was as follows:

                                                 1997            1996
                                                 ----            ----
          Aggressive Growth Funds            $ 392,256         214,607
          Growth Funds                         254,795         131,968
          Growth & Income Funds                169,109          96,031
          Bond Funds                            25,154          11,671
          International Funds                   18,227          22,020
          Short Term Fund                        7,691           5,139
          Employer Stock                        (3,499)           -
                                             ---------         -------
                                             $ 863,733         481,436
                                             =========         =======

(4) FEDERAL INCOME TAXES

    The Plan has received a determination letter from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

    Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

AIR METHODS CORPORATION
401(K) AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

-------------------------------------------------------------------------------

(5)   SUMMARY OF NET ASSETS AND CHANGES IN NET ASSETS BY INVESTMENT OPTION

      The net assets available for participant benefits as of December 31, 1997 and the changes in those net assets for the year then ended by investment option are summarized as follows:

                                                                                                                   Guaran-
                                       Loans      Aggres-                                                           -teed
                                        to         sive                  Growth &              Inter-     Short    Certif-
                                       partic-    Growth      Growth      Income      Bond    national    Term      icate   Employer
                            Totals     ipants      Funds       Funds      Funds       Funds    Funds      Fund      Fund     Stock
                            ------     ------      -----       -----      -----       -----    -----      ----      ----     -----
Net assets available for
participant benefits,
   beginning of year     $ 4,879,085   235,210   1,972,459     997,992     710,531   363,993   203,401   145,241   250,258      -
Contributions:
   Employer                  180,011       -        69,998      37,414      31,367    13,802     9,346    12,365     5,719      -
   Participants              772,898       -       313,526     159,128     121,639    70,499    45,695    39,840    22,571      -
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----
                             952,909       -       383,524     196,542     153,006    84,301    55,041    52,205    28,290      -
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----
Investment income:
   Net realized and
     unrealized
     appreciation
     (depreciation)
     of investments          863,733       -       392,256     254,795     169,109    25,154    18,227     7,691       -     (3,499)
   Interest                   27,323    14,515       -              -        -           -         -         -      12,808      -
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----
                             891,056    14,515     392,256     254,795     169,109    25,154    18,227     7,691    12,808   (3,499)
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----

       Total additions     1,843,965    14,515     775,780     451,337     322,115   109,455    73,268    59,896    41,098   (3,499)

Distributions
   to participants          (482,259)      -      (146,953)   (134,245)    (64,528)  (32,521)  (49,584)  (26,170)  (28,258)     -
Administrative expenses          (61)      -           (12)        (13)         (2)       (1)       (1)      (26)       (6)     -
Loans to participants,
   net of repayments           -        95,447     (58,633)    (14,247)    (11,437)  (13,235)       44      (721)    2,782      -
Net transfers                  -           -      (150,320)     (1,226)     58,847   (22,856)      396   121,716   (13,996)   7,439
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----

       Net increase in net
         assets available
         for participant
         benefits          1,361,645   109,962     419,862     301,606     304,995    40,842    24,123   154,695     1,620    3,940
                           ---------   -------   ---------   ---------   ---------   -------   -------   -------   -------    -----

Net assets available
  for participant bene-
  fits end of year       $ 6,240,730   345,172   2,392,321   1,299,598   1,015,526   404,835   227,524   299,936   251,878    3,940
                           =========   =======   =========   =========   =========   =======   =======   =======   =======    =====


AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements, Continued

-------------------------------------------------------------------------------

(5) SUMMARY OF NET ASSETS AND CHANGES IN NET ASSETS BY INVESTMENT OPTION (CONTINUED)

      The net assets available for participant benefits as of December 31, 1996 and the changes in those net assets for the year then ended by investment option are summarized as follows:

                                                                                                                            Guaran-
                                                                                                                             teed
                                                  Loans to  Aggressive              Growth &             Inter-     Short   Certif-
                                                   partic-    Growth       Growth    Income     Bond     national   Term     icate
                                      Totals       pants       Funds        Funds     Funds     Funds     Funds     Fund     Fund
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------

Net assets available for
participant benefits,
   beginning of year               $ 3,742,502     172,301   1,498,203     712,231   519,331   315,205   155,775   133,828  235,628
Contributions:
   Employer                            154,432         -        58,976      31,009    21,799    11,388     7,453    18,422    5,385
   Participants                        585,815         -       255,333     131,714    82,393    36,867    28,952    29,506   21,050
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------
                                       740,247         -       314,309     162,723   104,192    48,255    36,405    47,928   26,435
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------
Investment income:
   Net realized and
     unrealized
     appreciation of
     investments                       481,436                 214,607     131,968    96,031    11,671    22,020     5,139      -
   Interest                             32,014      19,410       -             -        -         -         -         -      12,604
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------
                                       513,450      19,410     214,607     131,968    96,031    11,671    22,020     5,139   12,604
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------

       Total additions               1,253,697      19,410     528,916     294,691   200,223    59,926    58,425    53,067   39,039

Distributions
   to participants                    (116,330)     (5,267)    (37,078)    (12,165)   (9,294)   (6,958)   (6,282)  (14,795) (24,491)
Administrative expenses                   (784)        (73)        (19)       (174)      (39)      (29)      (26)     (310)    (114)
Loans to participants, net
   of repayments                         -          48,839     (24,684)    (24,256)   (7,028)    5,364    (1,584)    1,145    2,204
Net transfers                            -             -         7,121      27,665     7,338    (9,515)   (2,907)  (27,694)  (2,008)
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------

       Net increase in net
         assets available for
         participant
         benefits                    1,136,583      62,909     474,256     285,761   191,200    48,788    47,626    11,413   14,630
                                     ---------     -------   ---------     -------   -------   -------   -------   -------  -------

Net assets available for
participant benefits,
   end of year                     $ 4,879,085     235,210   1,972,459     997,992   710,531   363,993   203,401   145,241  250,258
                                     =========     =======   =========     =======   =======   =======   =======   =======  =======


                                                                                SCHEDULE 1
AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

------------------------------------------------------------------------------------------

Identity of Issuer, Borrower, Lessor or Similar Party            Cost         Fair value
-----------------------------------------------------            ----         ----------

GREAT WEST LIFE & ANNUITY INSURANCE COMPANY POOLED FUNDS:
   AGGRESSIVE GROWTH FUNDS:
      Aggressive Growth Fund I                               $ 1,254,070      1,502,962
      Aggressive Growth Fund II                                  580,248        640,331
      Aggressive Growth Fund III                                  27,716         32,712
      Aggressive Growth Fund IV                                   38,756         47,211
      Aggressive Growth Fund V                                    56,258         64,710
      Profile Series I                                            88,199        104,395
                                                               ---------      ---------
                                                               2,045,247      2,392,321
                                                               ---------      ---------
   GROWTH FUNDS:
      Growth Fund I                                              205,526        272,577
      Growth Fund II                                             165,989        223,672
      Growth Fund III                                            453,973        580,997
      Growth Fund IV                                              20,835         28,068
      Growth Fund V                                                  191            199
      Profile Series II                                          161,690        194,085
                                                               ---------      ---------
                                                               1,008,204      1,299,598
                                                               ---------      ---------
   GROWTH & INCOME FUNDS:
      Growth & Income Fund I                                      85,812        100,896
      Growth & Income Fund II                                    443,824        573,462
      Growth & Income Fund III                                    86,783        109,245
      Growth & Income Fund IV                                     93,992        114,319
      Growth & Income Fund V                                      15,922         17,415
      Profile Series III                                          87,153         98,307
      Profile Series IV                                            1,672          1,882
                                                               ---------      ---------
                                                                 815,158      1,015,526
                                                               ---------      ---------
   BOND FUNDS:
      Bond Fund I                                                225,212        249,549
      Bond Fund II                                                81,400         87,544
      Bond Fund III                                               45,993         51,584
      Bond Fund IV                                                15,566         16,158
                                                               ---------      ---------
                                                                 368,171        404,835
                                                               ---------      ---------
   GUARANTEED CERTIFICATE FUNDS                                  251,878        251,878
                                                               ---------      ---------
   INTERNATIONAL FUNDS:
      International Fund I                                       172,521        197,046
      International Fund II                                       10,830         10,266
      International Fund III                                       6,126          6,483
      International Fund IV                                        7,556          6,220
      International Fund V                                         7,557          7,509
                                                               ---------      ---------
                                                                 204,590        227,524
                                                               ---------      ---------
   SHORT TERM FUND II                                            292,291        299,936
                                                               ---------      ---------
               Total pooled funds                              4,985,539      5,891,618
                                                               ---------      ---------
   EMPLOYER STOCK:
      Air Methods Corporation                                      3,272          3,940
                                                               ---------      ---------
   LOANS TO PARTICIPANTS:                                        333,984        333,984
      Interest rates ranging from 8% to 11%                     ---------      ---------

                                                             $ 5,322,795      6,229,542
                                                               =========      =========

See accompanying independent auditors' report.

                                                                                                             SCHEDULE 2

 AIR METHODS CORPORATION
 401(k) AND RETIREMENT SAVINGS PLAN

 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

 YEAR ENDED DECEMBER 31, 1997

-------------------------------------------------------------------------------------------------------------------------------

                                                                                  Selling
                                                                                 price and
                                                                               current value of                  Net
                Identity of                    Description       Purchase         asset at          Cost of    realized
                  issuer                         of asset          price       transaction date      asset       gain
                  ------                         --------          -----       ----------------      -----       ----

Great-West Life & Annuity          Aggressive Growth Fund I      $    -          340,086            298,597     41,489
  Insurance Company

Great-West Life & Annuity          Short Term Fund II             312,253             -             312,253         -
  Insurance Company


See accompanying independent auditors' report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             AIR METHODS CORPORATION
                                             401(k) AND RETIREMENT SAVINGS PLAN


                                             /s/Kathleen Ann Joyce
Date   7/15/98                               ----------------------------------
     -------------------------               (Signature)